SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM	1 Translation of letter to the Argentine Securities Commission dated September 29, 2025.

Buenos Aires, September 29th, 2025

Messrs.

Comisión Nacional de Valores (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Relevant Information - Closing of the Stock Purchase Agreement for the Acquisition of Vaca Muerta Inversiones S.A.U.

Dear Sirs,

The purpose of this letter is to comply with the requirements of the Rules of the National Securities Commission and the corresponding ByMA and A3 Mercados.

In this regard, and following the information disclosed in our relevant information dated August 6, 2025, it is hereby informed that on September 29, 2025, YPF S.A. (“YPF”) completed the acquisition of 100% of the share capital of Vaca Muerta Inversiones S.A.U. (“VMI”), pursuant to the stock purchase agreement entered into with Total Austral S.A., and under the terms previously informed.

Furthermore, it is hereby informed that, as of the date hereof, there are no outstanding credits or debts between YPF and VMI, and any other information required by applicable rules is available at the following link (under sections Financial Information – Financial Statements Controlled Companies and Corporate Information – Corporate Officers – Controlled Companies):

https://www.cnv.gov.ar/SitioWeb/Empresas/Empresa/30546689979?fdesde=29/9/2021

Sincerely yours,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 29, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer